FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2011

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-……………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	May 13, 2011	….	By…../s/….Masashiro Kobayashi……………………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Notice of Submission of the Amendment to Tender Offer Notification and the Amendment to the “Notice of the Commencement of Tender Offer for Shares in ELK CORPORATION” by Subsidiary

May 13, 2011

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Toshihide Aoki General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Notice of Submission of the Amendment to Tender Offer

Notification and the Amendment to the “Notice of the Commencement of

Tender Offer for Shares in ELK CORPORATION” by Subsidiary

Canon Inc.’s subsidiary, Canon Marketing Japan Inc. (Securities code: 8060, listed on the First Section of the Tokyo Securities Exchange), made changes to details in a notice entitled “Notice of the Commencement of Tender Offer for Shares in ELK CORPORATION,” dated April 21, 2011 as described in the attached document. The changes have been underlined.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

May 13, 2011

Canon Marketing Japan Inc. President and CEO Masami Kawasaki TSE Code: 8060 Tokyo Stock Exchange (First Section)

Inquiries: Yoshiyuki Matsusaka Executive Officer Group Executive Communications Headquarters +81-3-6719-9095

Notice of Submission of the Amendment to Tender Offer Notification and

the Amendment to the “Notice of the Commencement of Tender Offer for

Shares in ELK CORPORATION”

Canon Marketing Japan (the “Bidder” or the “Company”) has, with regard to the tender offer for common shares in ELK Corporation (Code: 9833, listed on the second section of the Osaka Securities Exchange, hereinafter referred to as the “Target Company”) (hereinafter referred to as the “Tender Offer”), submitted on May 13, 2011 an amendment to tender offer notification to the Director of the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948 including any subsequent amendments thereto; hereinafter referred to as the “Act”). Said submission of an amendment to tender offer notification will not change the purchasing terms (as defined in Article 27-3, Paragraph 2, Item 1 of the Act) of the Tender Offer in any way.

In conjunction with said submission, please be informed that the contents of the “Notice of the Commencement of Tender Offer for Shares in ELK CORPORATION” dated April 21, 2011 are amended as follows, with specific changes in the text indicated with underline.

1.	Purpose of the Tender Offer
(3)	Post-acquisition management policy

(Before amendment)

The Company, as of the date of this release, has the intention to adopt a post-acquisition management policy (1) to strive to realize further business growth by positioning the Target Company as the core company in the medical equipment business, (2) to maintain, in principle, the employment of the current employees and the current management team of the Target Company, (3) to maintain, in principle, the current brand of the Target Company for the time being, and (4) to positively consider the implementation of human resource exchanges between the Company and the Target Company by way of temporary transfer and other arrangements. Upon successful completion of the Tender Offer, the Company will, under the management policy outlined above, accelerate the realization of synergy effects in various business domains through the closer relationship and the integrated business management between the Company and the Target Company. The Company and the Target Company have already agreed that the Target Company will submit to the 55th annual general meeting of shareholders to be held on June 22, 2011 (the “Annual General Shareholders’ Meeting”) a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company. The Founding Family Shareholders have also agreed in the Tender Offer Agreement that when such proposal regarding the election of officers is submitted to the Annual General Shareholders’ Meeting, they will cast their vote in support of the proposal and that they will exercise all other voting rights at the Annual General Shareholders’ Meeting in accordance with the instructions by the Company. Furthermore, in the Tender Offer Agreement, Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, has agreed that he shall, upon completion of the Tender Offer, promptly resign from the office of director of the Target Company.

According to the Target Company, the Target Company passed a resolution at a board of directors’ meeting held on April 21, 2011 that it maintains dividend forecast of 10 yen per share for the fiscal term ending March 31, 2011 as well as that it will not distribute any interim dividend for the interim period ending September 30, 2011. Incidentally, according to the Target Company, its basic policy has been to limit the frequency of dividend distribution to once per year.

(After amendment)

The Company, as of the date of this release, has the intention to adopt a post-acquisition management policy (1) to strive to realize further business growth by positioning the Target Company as the core company in the medical equipment business, (2) to maintain, in principle, the employment of the current employees and the current management team of the Target Company, (3) to maintain, in principle, the current brand of the Target Company for the time being, and (4) to positively consider the implementation of human resource exchanges between the Company and the Target Company by way of temporary transfer and other arrangements. Upon successful completion of the Tender Offer, the Company will, under the management policy outlined above, accelerate the realization of synergy effects in various business domains through the closer relationship and the integrated business management between the Company and the Target Company. The Company and the Target Company have already agreed that the Target Company will submit to the 55th annual general meeting of shareholders to be held on June 22, 2011 (the “Annual General Shareholders’ Meeting”) a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company. The Founding Family Shareholders have also agreed in the Tender Offer Agreement that when such proposal regarding the election of officers is submitted to the Annual General Shareholders’ Meeting, they will cast their vote in support of the proposal and that they will exercise all other voting rights at the Annual General Shareholders’ Meeting in accordance with the instructions by the Company. Furthermore, in the Tender Offer Agreement, Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, has agreed that he shall, upon completion of the Tender Offer, promptly resign from the office of director of the Target Company.

According to the “Notice of Proposals Regarding the Election of Officers” of the Target Company dated May 13, 2011, the Target Company decided, at the meeting of its board of directors held on May 13, 2011, to submit the following proposals regarding the election of officers to the Annual General Shareholders’ Meeting for approval: (i) that four candidates for directors (Mr. Keiji Matsumoto, Mr. Taro Okuno, Mr. Kenzo Kitagawa, and Mr. Tomoki Tamai) and one candidate for corporate auditor (Mr. Hideo Tsuboi) designated by the Target Company be elected as directors and corporate auditor of the Target Company, (ii) that under the condition precedent of the Tender Offer being successful, three candidates for directors (Mr. Masanori Koyama, Mr. Kunio Kurihara, and Mr. Masao Tatsuwaki) and one candidate for corporate auditor (Mr. Tsuyoshi Osato) designated by the Company be elected as directors and corporate auditor of the Target Company, and (iii) that under the condition precedent of the Tender Offer being unsuccessful, Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, be elected as director of the Target Company.

Therefore, provided that the Tender Offer will be completed successfully, Mr. Haruo Nishimoto will not be elected as director of the Target Company at the Annual General Shareholders’ Meeting and will resign from the position of director of the Target Company due to the expiration of the term of office at the close of the Annual General Shareholders’ Meeting. Furthermore, provided that the Tender Offer will be completed successfully, Mr. Shigeki Taenaka, the external corporate auditor of the Target Company, will resign from office at the close of the Annual General Shareholders’ Meeting.

According to the Target Company, the Target Company passed a resolution at a board of directors’ meeting held on April 21, 2011 that it maintains dividend forecast of 10 yen per share for the fiscal term ending March 31, 2011 as well as that it will not distribute any interim dividend for the interim period ending September 30, 2011. Incidentally, according to the Target Company, its basic policy has been to limit the frequency of dividend distribution to once per year. Furthermore, according to “Kessan Tanshin (Summary Financial Report) for the Fiscal Year ended March 31, 2011 [Japanese GAAP] (Consolidated)” of the Target Company dated May 13, 2011, the Target Company decided, at the board of directors’ meeting held on May 13, 2011, to distribute annual dividend of 10 yen per share for the fiscal year ended March 31, 2011 and not to distribute any interim dividend for the interim period ending September 30 (i.e., the second quarter within the fiscal year ending March 31, 2012).

(6)	Matters concerning the important agreement between the Bidder and the shareholders of the Target Company on the application for the tender offer

(Before amendment)

On April 21, 2011, the Company has concluded the Tender Offer Agreement with the Founding Family Shareholders under which they agree to apply for the Tender Offer with respect to all common shares in the Target Company held by each Founding Family Shareholder (2,467,200 shares in total; Shareholding Percentage: 38.23%). In the Tender Offer Agreement, (i) the Founding Family Shareholders agreed that they shall have the board of directors of the Target Company, at the Annual General Shareholders’ Meeting, to submit a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company, (ii) when the Tender Offer is completed and such proposal is submitted to the Annual General Shareholders’ Meeting, the Founding Family Shareholders agreed that they shall cast their vote in support of the proposal and exercise all other voting rights at the Annual General Shareholders’ Meeting in accordance with the instructions by the Company and (iii) Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, agreed that he shall, upon completion of the Tender Offer, promptly resign from the office of director of the Target Company.

(After amendment)

On April 21, 2011, the Company has concluded the Tender Offer Agreement with the Founding Family Shareholders under which they agree to apply for the Tender Offer with respect to all common shares in the Target Company held by each Founding Family Shareholder (2,467,200 shares in total; Shareholding Percentage: 38.23%). In the Tender Offer Agreement, (i) the Founding Family Shareholders agreed that they shall have the board of directors of the Target Company, at the Annual General Shareholders’ Meeting, to submit a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company, (ii) when the Tender Offer is completed and such proposal is submitted to the Annual General Shareholders’ Meeting, the Founding Family Shareholders agreed that they shall cast their vote in support of the proposal and exercise all other voting rights at the Annual General Shareholders’ Meeting in accordance with the instructions by the Company and (iii) Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, agreed that he shall, upon completion of the Tender Offer, promptly resign from the office of director of the Target Company.

According to the “Notice of Proposals Regarding the Election of Officers” of the Target Company dated May 13, 2011, the Target Company decided, at the meeting of its board of directors held on May 13, 2011, to submit the following proposals regarding the election of officers to the Annual General Shareholders’ Meeting for approval: (i) that four candidates for directors (Mr. Keiji Matsumoto, Mr. Taro Okuno, Mr. Kenzo Kitagawa, and Mr. Tomoki Tamai) and one candidate for corporate auditor (Mr. Hideo Tsuboi) designated by the Target Company be elected as directors and corporate auditor of the Target Company, (ii) that under the condition precedent of the Tender Offer being successful, three candidates for directors (Mr. Masanori Koyama, Mr. Kunio Kurihara, and Mr. Masao Tatsuwaki) and one candidate for corporate auditor (Mr. Tsuyoshi Osato) designated by the Company be elected as directors and corporate auditor of the Target Company, and (iii) that under the condition precedent of the Tender Offer being unsuccessful, Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, be elected as director of the Target Company.

Therefore, provided that the Tender Offer will be completed successfully, Mr. Haruo Nishimoto will not be elected as director of the Target Company at the Annual General Shareholders’ Meeting and will resign from the position of director of the Target Company due to the expiration of the term of office at the close of the Annual General Shareholders’ Meeting. Furthermore, provided that the Tender Offer will be completed successfully, Mr. Shigeki Taenaka, the external corporate auditor of the Target Company, will resign from office at the close of the Annual General Shareholders’ Meeting.

4. Other

(1)	Agreement between the Bidder and the Target Company or its officers and the contents of the agreement

1)	Agreement between the Bidder and the officers of the Target Company and the contents of the agreement.

(Before amendment)

As described in 1. Purpose of the Tender Offer (6) Matters concerning the important agreement between the Bidder and the shareholders of the Target Company on the application for the tender offer, on April 21, 2011, the Company has concluded the Tender Offer Agreement with the Founding Family Shareholders including Mr. Haruo Nishimoto, the Director and Chairman of the Target Company. Under the Tender Offer Agreement Mr. Haruo Nishimoto has agreed (i) to apply for the Tender Offer with respect to all common shares in the Target Company held (687,900 shares in total; Shareholding Percentage: 10.66%), (ii) to have the board of directors of the Target Company, at the Annual General Shareholders’ Meeting, to submit a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company, and (iii) upon completion of the Tender Offer and submission of such proposal to the Annual General Shareholders’ Meeting, to cast his vote in support of the proposal and exercise all other voting rights at the Annual General Shareholders’ Meeting in accordance with the instructions by the Company and (iv) upon completion of the Tender Offer and submission of such proposal to the Annual General Shareholders’ Meeting, to promptly resign from the office of director of the Target Company.

(After amendment)

As described in 1. Purpose of the Tender Offer (6) Matters concerning the important agreement between the Bidder and the shareholders of the Target Company on the application for the tender offer, on April 21, 2011, the Company has concluded the Tender Offer Agreement with the Founding Family Shareholders including Mr. Haruo Nishimoto, the Director and Chairman of the Target Company. Under the Tender Offer Agreement Mr. Haruo Nishimoto has agreed (i) to apply for the Tender Offer with respect to all common shares in the Target Company held (687,900 shares in total; Shareholding Percentage: 10.66%), (ii) to have the board of directors of the Target Company, at the Annual General Shareholders’ Meeting, to submit a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company, and (iii) upon completion of the Tender Offer and submission of such proposal to the Annual General Shareholders’ Meeting, to cast his vote in support of the proposal and exercise all other voting rights at the Annual General Shareholders’ Meeting in accordance with the instructions by the Company and (iv) upon completion of the Tender Offer and submission of such proposal to the Annual General Shareholders’ Meeting, to promptly resign from the office of director of the Target Company.

According to the “Notice of Proposals Regarding the Election of Officers” of the Target Company dated May 13, 2011, the Target Company decided, at the meeting of its board of directors held on May 13, 2011, to submit the following proposals regarding the election of officers to the Annual General Shareholders’ Meeting for approval: (i) that four candidates for directors (Mr. Keiji Matsumoto, Mr. Taro Okuno, Mr. Kenzo Kitagawa, and Mr. Tomoki Tamai) and one candidate for corporate auditor (Mr. Hideo Tsuboi) designated by the Target Company be elected as directors and corporate auditor of the Target Company, (ii) that under the condition precedent of the Tender Offer being successful, three candidates for directors (Mr. Masanori Koyama, Mr. Kunio Kurihara, and Mr. Masao Tatsuwaki) and one candidate for corporate auditor (Mr. Tsuyoshi Osato) designated by the Company be elected as directors and corporate auditor of the Target Company, and (iii) that under the condition precedent of the Tender Offer being unsuccessful, Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, be elected as director of the Target Company.

Therefore, provided that the Tender Offer will be completed successfully, Mr. Haruo Nishimoto will not be elected as director of the Target Company at the Annual General Shareholders’ Meeting and will resign from the position of director of the Target Company due to the expiration of the term of office at the close of the Annual General Shareholders’ Meeting. Furthermore, provided that the Tender Offer will be completed successfully, Mr. Shigeki Taenaka, the external corporate auditor of the Target Company, will resign from office at the close of the Annual General Shareholders’ Meeting.

2)	Agreement between the Bidder and the Target Company and the contents of the agreement

(Before amendment)

(Preceding paragraphs omitted)

The Company and the Target Company have already agreed that the Target Company will submit to the Annual General Shareholders’ Meeting a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company.

(After amendment)

(Preceding paragraphs omitted)

The Company and the Target Company have already agreed that the Target Company will submit to the Annual General Shareholders’ Meeting a proposal regarding the election of officers that the candidates for directors and corporate auditors designated by the Company be elected as the directors and corporate auditors of the Target Company.

According to the “Notice of Proposals Regarding the Election of Officers” of the Target Company dated May 13, 2011, the Target Company decided, at the meeting of its board of directors held on May 13, 2011, to submit the following proposals regarding the election of officers to the Annual General Shareholders’ Meeting for approval: (i) that four candidates for directors (Mr. Keiji Matsumoto, Mr. Taro Okuno, Mr. Kenzo Kitagawa, and Mr. Tomoki Tamai) and one candidate for corporate auditor (Mr. Hideo Tsuboi) designated by the Target Company be elected as directors and corporate auditor of the Target Company, (ii) that under the condition precedent of the Tender Offer being successful, three candidates for directors (Mr. Masanori Koyama, Mr. Kunio Kurihara, and Mr. Masao Tatsuwaki) and one candidate for corporate auditor (Mr. Tsuyoshi Osato) designated by the Company be elected as directors and corporate auditor of the Target Company, and (iii) that under the condition precedent of the Tender Offer being unsuccessful, Mr. Haruo Nishimoto, the Director and Chairman of the Target Company, be elected as director of the Target Company.

Therefore, provided that the Tender Offer will be completed successfully, Mr. Haruo Nishimoto will not be elected as director of the Target Company at the Annual General Shareholders’ Meeting and will resign from the position of director of the Target Company due to the expiration of the term of office at the close of the Annual General Shareholders’ Meeting. Furthermore, provided that the Tender Offer will be completed successfully, Mr. Shigeki Taenaka, the external corporate auditor of the Target Company, will resign from office at the close of the Annual General Shareholders’ Meeting.

(2)	Other information considered necessary for investors to decide whether to apply for the Tender Offer

(Before amendment)

The Target Company announced “Notice of Revisions to Forecast and Dividend for the Fiscal Year ended March 31, 2011 and the Interim Period ending September 30” on April 21, 2011. The highlight of this announcement is presented below. The highlight of the announcement presented below is an excerpt from the announcement made by the Target Company and the Company is not in a position to be able to and did not actually verify the accuracy and integrity of the contents. For more details, refer to the original announcement.

(Following paragraphs omitted)

(After amendment)

1)   The Target Company announced “Notice of Revisions to Forecast and Dividend for the Fiscal Year ended March 31, 2011 and the Interim Period ending September 30” on April 21, 2011. The highlight of this announcement is presented below. The highlight of the announcement presented below is an excerpt from the announcement made by the Target Company and the Company is not in a position to be able to and did not actually verify the accuracy and integrity of the contents. For more details, refer to the original announcement.

(Paragraphs omitted)

2)   On May 13, 2011, the Target Company announced “Kessan Tanshin (Summary Financial Report) for the Fiscal Year ended March 31, 2011 [Japanese GAAP] (Consolidated).” The highlight of this announcement is presented below. The highlight of the announcement presented below is an excerpt from the announcement made by the Target Company and the Company is not in a position to be able to and did not actually verify the accuracy and integrity of the contents. For more details, refer to the original announcement.

i    Consolidated operating results and dividend status for the fiscal year ended March 31, 2011

Operating results (consolidated)

Fiscal year ended March 31, 2011
Net sales (Millions of yen)	21,412
Cost of sales (Millions of yen)	16,659
Selling, general & administrative expenses (Millions of yen)	4,681
Non-operating income (Millions of yen)	121
Non-operating expense (Millions of yen)	96
Net income (loss) (Millions of yen)	24

Per share information (consolidated)

Fiscal year ended March 31, 2011
Net income (loss) per share (Yen)	4.38
Dividends per share (Yen)	-
Net assets per share (Yen)	1,265.63

ii  Non-consolidated operating results and dividend status for the fiscal year ended March 31, 2011

Operating results (non-consolidated)

Fiscal year ended March 31, 2011
Net sales (Millions of yen)	20,901
Cost of sales (Millions of yen)	16,477
Selling, general & administrative expenses (Millions of yen)	4,442
Non-operating income (Millions of yen)	121
Non-operating expense (Millions of yen)	86
Net income (loss) (Millions of yen)	(45)

Per share information (non-consolidated)

Fiscal year ended March 31, 2011
Net income (loss) per share (Yen)	(7.96)
Dividends per share (Yen)	10
Net assets per share (Yen)	1,248.28
(Note)	The figure indicated as “Dividend per share” above represents the amount of dividend per share expected to be approved by a resolution at the Annual General Shareholders’ Meeting.